UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 26, 2019

AMPLIFY ENERGY CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35364	82-1326219
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Dallas Street, Suite 1700 Houston, Texas		77002
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 490-8900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities Registered Pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Item 8.01. Other Events.

As previously disclosed, on May 5, 2019, Amplify Energy Corp. (“Amplify” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Midstates Petroleum Company, Inc. (“Midstates”) and Midstates Holdings, Inc., a wholly owned subsidiary of Midstates (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into Amplify, with Amplify surviving the merger as a wholly owned subsidiary of Midstates and (ii) immediately thereafter, as part of the same transaction, Amplify will merge with and into a wholly owned subsidiary of Midstates, with such subsidiary continuing as the surviving entity (collectively, the “Merger”). On June 28, 2019, Amplify filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement for the solicitation of proxies in connection with the special meeting of Amplify’s stockholders to be held on August 2, 2019, for purposes of voting, among other things, on the adoption of the Merger Agreement (the “Joint Proxy Statement/Prospectus”).

Supplemental Disclosures in Connection with Stockholder Litigation in Connection with the Merger

In connection with the Merger Agreement and the transactions contemplated thereby, five purported class action complaints have been filed on behalf of Amplify stockholders against Amplify, members of the Amplify board of directors in the United States District Courts for the District of Delaware and the Southern District of New York. The five complaints are captioned as follows: Rachel Salpeter-Levy v. Amplify Energy Corp., et al, Case No.: 1:19-cv-06572 (S.D.N.Y.) (July 15, 2019), Eric Sabatini v. Amplify Energy Corp., et al, Case No.: 1:19-cv-01321 (D. Del.) (July 16, 2019), Stephen Bushansky v. Amplify Energy Corp., et al, Case No.: 1:19-cv-01339 (D. Del.) (July 17, 2019), Stephen Paul Flaherty v. Amplify Energy Corp., et al, Case No.: 1:19-cv-01333 (D. Del.) (July 17, 2019), and Barry Tresch v. Amplify Energy Corp., et al, Case No.: 1:19-cv-06740 (S.D.N.Y.) (July 19, 2019) which Amplify and Midstates refer to collectively as the “Stockholder Actions.” In general, the Stockholder Actions allege that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or aided and abetted in such alleged violations, because the Joint Proxy Statement/Prospectus allegedly omits or misstates material information. The Stockholder Actions seek, among other things, injunctive relief preventing the consummation of the Merger, unspecified damages and attorneys’ fees.

Amplify and the other named defendants believe that no supplemental disclosures are required under applicable laws; however, to avoid the risk of the Stockholder Actions delaying the Merger, and without admitting any liability or wrongdoing, Amplify is making certain disclosures below that supplement and revise those contained in the Joint Proxy Statement/Prospectus, which Amplify refers to as the “litigation-related supplemental disclosures.” The litigation-related supplemental disclosures contained below should be read in conjunction with the Joint Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information Amplify and Midstates file with the SEC. Amplify and the other named defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law, and expressly maintain that, to the extent applicable, they complied with their legal obligations and are providing the litigation-related supplemental disclosures below solely to try to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Merger that might arise from further litigation. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures set forth herein. To the extent that the information set forth herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Joint Proxy Statement/Prospectus. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus.

The disinterested members of the Amplify board of directors unanimously recommend that Amplify stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the Amplify adjournment proposal.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Summary of Certain Amplify Unaudited Prospective Financial and Operating Information” is amended by:

Replacing the first chart on page 136 with:

	NYMEX Oil and Gas Strip Pricing
	FY 2018	2019E	2020E	2021E	2022E
Oil price ($/Bbl)	$64.77	$63.09	$60.23	$56.94	$55.00
Gas price ($/Mmbtu)	$3.07	$2.68	$2.68	$2.65	$2.65

Replacing the second chart on page 136 with:

	Unaudited Amplify Financial and Operating Forecast with NYMEX Oil and Gas Strip Pricing
	FY 2018	2019E	2020E	2021E	2022E
Net Production (MMcfe/d)	159	131	117	107	97
EBITDA (unhedged)(1)	$151	$121	$102	$82	$64

(1)

EBITDA is defined as earnings before net interest, taxes, depreciation and amortization. EBITDA is a non-GAAP measure and has no standardized meaning under GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Amplify Management Projections for Midstates” is amended by:

Replacing the first chart on page 137 with:

	Unaudited Midstates Financial and Operating Forecast with NYMEX Oil and Gas Strip Pricing
	FY 2018	2019E	2020E	2021E	2022E
Net Production (MMcfe/d)	110	76	59	50	44
EBITDA (unhedged)(1)	$112	$86	$58	$42	$33

(1)

EBITDA is defined as earnings before net interest, taxes, depreciation and amortization. EBITDA is a non-GAAP measure and has no standardized meaning under GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Opinion of Amplify’s Financial Advisor” is amended by:

Replacing the first chart on page 141 with:

Selected Public Companies

Company	TEV/2019E Adjusted EBITDA	TEV/2020E Adjusted EBITDA	TEV / 2019E Production ($ /Mmcfe/d)	TEV / 2020E Production ($ /Mmcfe/d)
W&T Offshore Inc.	4.3x	4.1x	$5.84	$5.45
Penn Virginia Corporation	3.0x	2.5x	$6.66	$5.43
SilverBow Resources, Inc.	2.8x	2.6x	$2.60	$2.42
Abraxas Petroleum Corporation	3.9x	3.2x	$6.18	$5.44
SandRidge Energy, Inc.	1.5x	1.3x	$1.49	$1.45
Goodrich Petroleum Corporation	2.7x	2.0x	$1.78	$1.35
Contango Oil & Gas Company	7.2x	6.7x	nm	nm
Mean	3.7x	3.2x	$4.09	$3.59
Median	3.0x	2.6x	$4.22	$3.52

Replacing the second chart on page 143 with:

		Transaction Value/
Buyer	Seller	1P Reserves ($/Mcfe)	Production ($/MMcfe/d)
Diversified Gas & Oil PLC	HG Energy II Appalachia LLC	$0.72	$3.23
PennEnergy Resources LLC	Rex Energy Corporation	$0.58	$2.41
Merit Energy Company	BHP Billiton Ltd	n/a	$1.43
Middle Fork Energy Partners, LLC	QEP Resources, Inc.	$0.26	$2.87
Diversified Gas & Oil PLC	EQT Production Company	$0.42	$3.16
Fleur de Lis Energy, L.L.C.	Devon Energy Corporation	$0.44	$2.77
Exaro Energy III LLC	Linn Energy, Inc.	$0.88	$3.03
Sage Natural Resources LLC	Rice Energy Inc.	n/a	$2.30
Oak Ridge Natural Resources LLC	QEP Resources, Inc.	$0.77	$3.16
Caerus Oil & Gas LLC	Encana Corp	$0.90	$2.90
Jonah Energy LLC	Linn Energy, Inc.	$1.51	$4.51
Tecolote Energy LLC	Devon Energy Corporation	$1.15	$3.39
Sheridan Production Co LLC	Devon Energy Corporation	$1.01	$3.96
Mean		$0.79	$3.01
Median		$0.77	$3.03

Replacing the first sentence under the heading “Contribution Analysis on page 145 with:

UBS reviewed the relative equity contribution of each of Amplify and Midstates to the pro forma combined company that would result from the merger based upon selected metrics, including the impact of synergies as prepared by Amplify management, production, reserves, and EBITDA, as follows:

Replacing the paragraph under the heading “Amplify Standalone Analysis” on page 146 with:

UBS performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows (defined as Adjusted EBITDA, less capital expenditures, plus or minus changes in net working capital and less taxes) of Amplify beginning with the second quarter of calendar year 2019 through calendar year 2022 using only the Amplify forecasts of PDP and selected PDNP reserves. Based on the foregoing calculations, UBS calculated the unlevered free cash flow for Amplify for such time period of $63 million, $95 million, $81 million and $63 million, respectively. Implied terminal values of $258 million to $322 million were derived by applying a range of forward multiples of 4.0x to 5.0x. Present values of cash flows and terminal values were of Amplify’s PDP and selected PDNP were calculated using discount rates ranging from 10.0% to 12.0%. UBS selected the range of forward multiples and discount rates based on its professional judgment and expertise. UBS determined ranges of implied enterprise values for Amplify, then added cash and cash equivalents and subtracted (i) total debt, (ii) the estimated present value of plugging and abandonment obligations that are not currently collateralized by cash in a decommissioning trust, and (iii) the mark-to-market value of hedges, in each case as of March 31, 2019 and as provided by Amplify’s management, to determine ranges of implied equity values per share of Amplify common stock. This analysis was based on commodity price assumptions using NYMEX Strip Pricing as of April 26, 2019 and an effective date of March 31, 2019. This analysis indicated a range of implied equity values per share of Amplify common stock of $6.39 to $9.28.

Replacing the paragraph under the heading “Pro Forma (Excluding Synergies) Analysis” on page 146 with:

Pro Forma (Excluding Synergies) Analysis

UBS performed a similar discounted cash flow analysis of the pro forma combined company, excluding synergies, over the same period of time using the same forecasts as in the standalone analysis. Based on the foregoing calculations, UBS calculated the unlevered free cash flow for the pro forma combined company, excluding synergies, for such time period of $111 million, $125 million, $110 million and $90 million, respectively. Implied terminal values of $387 million to $484 million were derived by applying the same range of multiples used in the standalone analysis. The present values of the unlevered free cash flows and the terminal value of the pro forma combined company, excluding synergies, and based on its PDP and selected PDNP reserves were then calculated using the same discount rates applied in the standalone analysis. UBS then determined ranges of implied equity values per share of the pro forma combined company based on ranges of implied enterprise values it had calculated. This analysis indicated a range of implied equity values per share of the pro forma combined company, excluding synergies, of $6.13 to $8.28.

Replacing the paragraph under the heading “Pro Forma (Including Synergies) Analysis” on page 146 and 147 with:

Pro Forma (Including Synergies) Analysis

UBS performed a similar discounted cash flow analysis of the pro forma combined company, including synergies prepared by Amplify management, over the same period of time using the same forecasts as in the standalone analysis. Based on the foregoing calculations, UBS calculated the unlevered free cash flow for the pro forma combined company, excluding synergies, for such time period of $119 million, $135 million, $120 million and $100 million, respectively. Implied terminal values of $427 million to $534 million were derived by applying the same range of multiples used in the standalone analysis. The present values of the unlevered free cash flows and the terminal value of the pro forma combined company, including synergies, and based on its PDP and PDNP reserves were then calculated using the same discount rates applied in the standalone analysis. UBS then determined ranges of implied equity values per share of the pro forma combined company based on ranges of implied enterprise values it had calculated. This analysis indicated a range of implied equity values per share of the pro forma combined company, including synergies, of $7.34 to $9.71.

Replacing third paragraph below the heading “General” on page 147:

In January 2019, Amplify retained UBS to act as Amplify’s financial advisor in connection with certain potential strategic transactions, including a possible acquisition by Amplify or possible sale, disposition or other business transaction or series of related transactions involving all or a material portion of the voting securities or assets of Amplify. For its services, Amplify has agreed to pay UBS a transaction fee in an amount which is estimated to be $3.5 million payable upon completion of the merger, and a fee of $1.0 million was paid upon delivery of UBS’ opinion. Amplify has agreed to reimburse UBS for certain of its expenses incurred. Amplify has also agreed to indemnify UBS and its affiliates against liabilities as incurred, relating to or arising out of or in connection with the services rendered and to be rendered by UBS under its engagement. UBS is a lender under Amplify’s existing credit facilities and receives customary compensation in connection therewith. In the ordinary course of its business, UBS and its affiliates may trade or hold securities of Amplify or Midstates and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, UBS may seek to, in the future, provide financial advisory and financing services to Amplify, Midstates or entities that are affiliated with Amplify or Midstates, for which UBS would expect to receive compensation.

Additional Information and Where to Find It

The Company has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the special meeting of the Company’s shareholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request by mail or telephone to Investor Relations, Amplify Energy Corp., 500 Dallas Street, Suite 1700, Houston, Texas 77002 or 713-588-8346. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at http://investor.amplifyenergy.com/investor-relations.

Participants in the Solicitation

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at a special meeting of the Company’s Shareholders. Information about the Company’s directors and executive officers is available in the Definite Proxy Statement and certain of the Company’s other SEC filings made subsequent to the date of the Definitive Proxy Statement. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the special meeting of the Company’s shareholders.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2019	AMPLIFY ENERGY CORP.

	By:	/s/ Martyn Willsher
Name: Martyn Willsher
Title: Senior Vice President and Chief Financial Officer